SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                  Schedule 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. ___)*

                       The Langer Biomechanics Group, Inc.
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                                (Name of Issuer)

                          Common Stock, $.02 par value
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                         (Title of Class of Securities)

                                    515707107
                                  ------------
                                 (CUSIP Number)

Andrew H. Meyers                                      Lawrence M. Levinson, Esq.
31 The Birches                                        Herrick, Feinstein LLP
Roslyn Estates, NY 11576                              2 Park Avenue
(516) 481-9178                                        New York, NY 10016
                                                      (212) 592-1400

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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                February 13, 2001
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d- 1(g), check the
following box.      [ ]

            Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  515707107                   13D                     Page 2 of 5 Pages

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      1     NAME OF REPORTING PERSON

            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

            Andrew H. Meyers
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      2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)

            Not Applicable (b)

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      3     SEC USE ONLY

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      4     SOURCE OF FUNDS*

            PF
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      5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)

            Not applicable
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      6     CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
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                       7    SOLE VOTING POWER
                            922,252
                      ----------------------------------------------------------
    NUMBER OF          8    SHARED VOTING POWER
     SHARES                 None
  BENEFICIALLY        ----------------------------------------------------------
  OWNED BY EACH        9    SOLE DISPOSITIVE POWER
    REPORTING               922,252
   PERSON WITH       ----------------------------------------------------------
                       10   SHARED DISPOSITIVE POWER
                            None
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      11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            922,252 (1)
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      12    CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)  EXCLUDES  CERTAIN
            SHARES*      |X|
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      13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            29.9%
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      14    TYPE OF REPORTING PERSON*

            IN
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                                  Page 2 of 7

CUSIP NO.  515707107                   13D                     Page 2 of 5 Pages

(1) Includes 466,384 shares which may be acquired pursuant to options held by the Reporting Person, but excludes 175,000 shares which may be acquired pursuant to options which will not vest prior to December 31, 2001.

                    * SEE INSTRUCTIONS BEFORE FILLING OUT! *

Item 1. Security and Issuer

      This statement relates to the common stock, par value $.02 per share, of The Langer Biomechanics Group, Inc., a New York corporation (the "Issuer"). The address of the Issuer is 450 Commack Road, Deer Park, NY 11729.

      This statement is being filed by the Reporting Person (as defined herein) to report acquisitions of shares of Common Stock and options to purchase Common Stock as a result of which the Reporting Person may be deemed the beneficial owner of more than 5% of the outstanding Common Stock of the Issuer.

Item 2. Identity and Background

      (a) This schedule is being filed on behalf of Andrew H. Meyers (the "Reporting Person").

      (b) The residence address of the Reporting Person is 31 The Birches, Roslyn Estates, NY 11576.

      (c) The Reporting Person is the President and Chief Executive Officer and a director of the Issuer.

      (d)-(e) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor was he a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding, he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

      The aggregate purchase price of the 455,868 shares acquired by the Reporting Person on February 13, 2001 was $695,198.70. The Reporting Person paid such purchase price out of his personal funds. Such funds were derived out of cash on hand or the liquidation of securities. None of such funds were derived from borrowed money. In connection with the acquisition of such shares of Common Stock, the Issuer granted to the Reporting Person immediately exercisable options (the "Langer Options") to purchase 466,384 shares of Common Stock at an initial exercise price of $1.525 per share, which exercise price increases in increments to $1.60 per share on July 14,2001. No determination has been made as to how to pay the exercise price of the 466,384 Langer Options if the determination is made to exercise them.

      In addition to the above, the Issuer has granted the Reporting Person options to purchase 175,000 shares of Common Stock pursuant to the terms of the Reporting Person's Employment Agreement with the Issuer.

Item 4. Purpose of Transaction.

      The 455,868 shares acquired by the Reporting Person on February 13, 2001, and the Langer

Options were acquired by the Reporting Person for investment purposes only. The Reporting Person's primary interest is to maximize the value of his investment in the Issuer. To enable the Reporting Person to achieve this end, he has become actively involved in the management of the Issuer, serving as the President, Chief Executive Officer and a member of the Board of Directors. The Reporting Person intends continually to review the Issuer's business affairs, financial position and future prospects, as well as conditions in the securities markets and general economic and industry conditions. Based on such evaluations and other factors, the Reporting Person will consider alternative courses of action with respect to his investment in the Issuer from time to time. Such alternatives may involve the purchase of additional shares of Common Stock either pursuant to the Langer Options, private acquisitions or in the open market, or the sale of all or a portion of the shares of Common Stock held by the Reporting Person in private transactions to one or more purchasers or in the open market.

      In connection with the tender offer discussed in Item 6, all of the directors and officers of the Issuer resigned and new officers and directors were elected, including the Reporting Person. The newly elected directors of the Issuer have approved and recommended to the shareholders of the Issuer amendments to the Certificate of Incorporation and By-laws of the Issuer which would change the name and fiscal year of the Issuer. Such amendments are subject to the approval of the shareholders of the Issuer.

      Except as described above, the Reporting Person has no current plans which relate to or would result in:

      (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

      (b)  An   extraordinary   corporate   transaction,   such  as  a   merger,
reorganization or liquidation, involving the Issuer or any of its subsidiaries;

      (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

      (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors of the Issuer;

      (e) Any material change in the present capitalization or dividend policy of the Issuer;

      (f) Any other material change in the Issuer's business or corporate structure;

      (g) Changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

      (h) Causing the Issuer's Common Stock to cease to be eligible for trading on NASDAQ;

      (i) Termination of the registration of the Issuer's Common Stock pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Act"); or

      (j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

      (a) The Reporting Person beneficially owns 922,252 shares of Common Stock of the Issuer which, based upon an aggregate of 2,613,181 shares of Common Stock outstanding (as reported in the Issuer's Report on Form 10-Q for the period ended November 25, 2000) and assuming issuance of the 466,384 shares underlying the options included in such 922,252 shares, represents 29.9% of the outstanding Common Stock of the Issuer. Included in such 922,252 shares of Common Stock beneficially owned by the Reporting Person are 466,384 shares issuable pursuant to the Langer Options; excluded are the 175,000 shares issuable upon exercise of the options granted to the Reporting Person in connection with his employment by the Issuer.

      (b) The Reporting Person has sole power to vote or direct the power to vote the Common Shares referred to in subparagraph (a) and sole power to dispose of or to direct the disposition of such shares.

      (c) In connection with the tender offer described in Item 6, the Reporting Person purchased 455,868 shares of Common Stock at a price of $1.525 per share. In connection with such purchase the Reporting Person was issued the Langer Options described above to purchase 466,384 shares of Common Stock.

      In connection with the tender offer described in Item 6 the Reporting Person agreed to serve as an officer and director of the Issuer. In connection therewith the Reporting Person was issued the options to purchase 175,000 shares referred to above.

      (d) No other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock or options to purchase Common Stock of the Issuer.

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.

      On December 28, 2000, the Issuer, OrthoStrategies, Inc., and OrthoStrategies Acquisition Corp. entered into a Tender Offer Agreement (the "Tender Offer Agreement"), pursuant to which OrthoStrategies, Inc., through its wholly owned subsidiary, OrthoStrategies Acquisition Corp. (collectively, "OrthoStrategies"), or its designees, would purchase up to approximately 75% of the outstanding shares of Common Stock of the Issuer (the "Tender Offer Shares"). Simultaneously therewith, OrthoStrategies, the Reporting Person, Warren B. Kanders, and Greg Nelson entered into a letter agreement (the "Commitment Letter"), pursuant to which the Reporting Person, Warren B. Kanders, and Greg Nelson agreed to provide the funds necessary to purchase the Tender Offer Shares or, in the alternative, to each directly purchase a portion of the Tender Offer Shares. Subsequently, OrthoStrategies assigned to the Reporting Person, Greg Nelson and a designee of Warren B. Kanders the right to purchase the Tender Offer Shares. Pursuant to such assignment, the Reporting Person purchased the 455,868 shares of Common Stock referred to above. In connection therewith the Reporting Person was issued the Langer Options. In accordance with the Tender Offer Agreement, the Issuer entered into a Registration Rights Agreement with the Reporting Person in which the Issuer granted certain demand and piggy-back registration rights with respect to the shares issuable upon exercise of the Langer Options. The Registration Rights Agreement contains certain covenants and agreements customary for such agreements, including an agreement by the Issuer to indemnify the Reporting Person against certain liabilities under federal and state securities laws in connection with the registration of the shares underlying the Langer Options.

      In connection with the tender offer the Reporting Person became an officer and director of the Issuer. In accordance with his Employment Agreement the Reporting Person was issued options to purchase 175,000 shares of Common Stock.

      The Reporting Person has entered into a Lock-Up Agreement in which he has agreed not to sell, assign, pledge or otherwise transfer any shares of Common Stock without the consent of, among others, the Issuer.

Item 7. Materials to be Filed as Exhibits.

      1. Tender Offer Agreement, dated as of December 28, 2000, by and among OrthoStrategies, Inc., The Langer Biomechanics Group, Inc. and OrthoStrategies Acquisition Corp. (Incorporated by reference to
            Exhibit 10.1 to the Current Report on Form 8-K of The Langer Biomechanics Group, Inc. as filed with the Securities and Exchange Commission on January 5, 2001)

      2. Form of Employment Agreement between the Issuer and the Reporting Person (Incorporated by reference to Exhibit (d)(1)(E) to the Schedule TO of OrthoStrategies Acquisition Corp. and OrthoStrategies, Inc. as filed with the Securities Exchange Commission on January 10, 2001, the "Schedule TO").

      3. Form of Option Agreement between the Issuer and the Reporting Person (Incorporated by reference to Exhibit (d)(1)(C) to the Schedule TO.

      4. Form of Option Agreement between the Issuer and the Reporting Person (Incorporated by reference to Exhibit (d)(1)(F) to the Schedule TO).

      5.    Form of Lock-Up Agreement executed by the Reporting Person*.

      6. Form of Registration Rights Agreement between the Issuer and the Reporting Person (Incorporated by reference to Exhibit (d)(1)(D) to the Schedule TO).





--------------------
  *Filed herewith.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 22, 2001
-----------------
Date

                                                            /s/ Andrew H. Meyers
                                                            --------------------
                                                                Andrew H. Meyers